SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of June, 2002

                                AT&T CANADA INC.
                 (Translation of registrant's name into English)

                                   SUITE 1600
                           200 WELLINGTON STREET WEST
                                TORONTO, ONTARIO
                                 CANADA M5V 3G2
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F    |_|                   Form 40-F    |X|


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                  Yes   |_|                           No   |X|


     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________



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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               AT&T CANADA INC.
                               (Registrant)


Date: June 18, 2002            By:   /S/ Scott Ewart
                               -------------------------------------------------
                               Name:  Scott Ewart
                               Title: Senior Vice President, General Counsel,
                                      Secretary & Chief Privacy Officer



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                                                                      [ LOGO ]

      AT&T CANADA MOVING FORWARD TO POSITION ITSELF AS A STRONG AND GROWING
                          COMPETITOR FOR THE LONG-TERM

              -- REVIEWS PROGRESS AT ITS ANNUAL GENERAL MEETING --

TORONTO, ON (JUNE 18, 2002) -"AT&T Canada is taking the appropriate strategic initiatives to position itself to be a growing, profitable, and strong competitor in the Canadian telecommunications industry over the long-term," John McLennan, Vice-Chairman & CEO, today reported to shareholders at the company's Annual General Meeting.

Mr. McLennan outlined that the process the company is now undertaking consists of building the company's operating efficiencies in those businesses in which the company believes it can be most successful; ensuring that AT&T Canada has the right capital structure in place to support its strong operating base; and also aggressively working to achieve a sustainable competitive environment for the industry in Canada.

"We have strong brand equity, an experienced and knowledgeable management team, and a very talented and committed workforce. AT&T Canada is the largest competitor to the incumbent telephone companies in Canada. Our diverse portfolio of products and services and unique and robust network enables customers to compete and succeed on a local, national and global scale. We are particularly proud of both the deep customer relationships that we have with many of Canada's leading companies and our strength in delivering innovative solutions to the large business market. AT&T Canada's relationship with AT&T Corp. ensures seamless global connectivity, total brand recognition and significant technological and operating capabilities, further enhancing our competitive position. As a result, AT&T Canada has an excellent opportunity to fulfill its potential in the Canadian marketplace.

"With respect to the process we are undertaking to build the company for the future, we have implemented cost saving initiatives to develop business efficiencies and operating strength. We have moved forward with actions to improve capital efficiency. We have sharpened our focus to provide customers with high quality service. We are concentrating our resources around core growth and higher margin areas of our business. And, as we recently announced, we will begin discussions with our bondholders in the next few weeks with input from AT&T Corp. aimed at achieving the deleveraging of the company's balance sheet through a consensual restructuring of our public debt. With respect to our deposit receipt holders, as we move forward with this deleveraging effort, their interests will continue to be governed by the June 1999 Deposit Receipt Agreement.



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"Despite the very challenging business environment of the past three years. AT&T
Canada has been able to grow its EBITDA, and we expect that EBITDA in 2002 will exceed the 2001 levels of $121 million.

"In our view, the May 30 regulatory decision only marginally improves the status quo. But more importantly, we believe the CRTC missed an important opportunity to move the telecommunications marketplace forward to a competitively neutral and sustainable environment. However, we believe the decision fundamentally changes the rules of telecom competition in Canada and ignores current market realities, with the result that it falls far short of creating a more efficient and better telecommunications marketplace for Canadian customers. Accordingly, as we review this decision, we are looking at what the company's alternatives may be with respect to the ruling, including the strong possibility of an appeal. We expect to make our decision on an appeal over the next several weeks.

"As we move forward with our process to position the company for the long-term, we are excited about what we believe we can achieve for all of our stakeholders. A strong, highly-competitive and growing AT&T Canada will serve the best interests of our security holders, our customers, employees, and the Canadian public," Mr. McLennan told shareholders.

AT&T Canada also reported that all twelve nominees were elected to AT&T Canada's Board of Directors at the Annual General Meeting. Accordingly, AT&T Canada's Board of Directors consists of the following members: Purdy Crawford (Chairman) Andre Bureau, Steven Chisholm, Lisa de Wilde, Marc Fortier, Stephen Halperin, Alan Horn, Phillip Ladouceur, John McLennan, James Meenan, David Miller and Craig Young. All directors will hold office hold until the next Annual General Meeting of Shareholders, or until their respective successors are elected or appointed.

In addition, the appointment of KPMG LLP as auditors of the corporation was approved.

ABOUT THE COMPANY: AT&T Canada is the largest competitor to the incumbent telephone companies and a leader in Internet and E-Business Solutions. With over 18,700 route kilometers of local and long haul broadband fiber optic network, world class data, Internet, web hosting and e-business enabling capabilities, AT&T Canada provides a full range of integrated communications products and services to help Canadian businesses communicate locally, nationally and globally. AT&T Canada Inc. is a public company with its stock traded on the Toronto Stock Exchange under the symbol TEL.B and on the NASDAQ National Market System under the symbol ATTC. Visit AT&T Canada's web site, www.attcanada.com for more information about the company.



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Note for Investors: This news release includes statements about expected future events and/or financial results that are forward-looking in nature and subject to risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements provisions contained in the Private Securities Litigation Reform Act of 1995. The company cautions that actual performance will be affected by a number of factors, many of which are beyond the company's control, and that future events and results may vary substantially from what the company currently foresees. Discussion of the various factors that may affect future results is contained in the company's recent filings with the Securities and Exchange Commission, the Ontario Securities Commission, and SEDAR.

                                    -- ## --

FOR ADDITIONAL INFORMATION, PLEASE CONTACT:

MEDIA:                                            INVESTORS AND ANALYSTS:
Ian Dale                                          Brock Robertson
(416) 345-2227                                    (416) 345-3125
ian.dale@attcanada.com                            brock.robertson@attcanada.com

May Chiarot                                       Dan Coombes
(416) 345-2342                                    (416) 345-2326
may.chiarot@attcanada.com                         dan.coombes@attcanada.com